

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2023

Yong Zhang
Chief Executive Officer
Xinyuan Real Estate Co., Ltd.
27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People's Republic of China

      Re: Xinyuan Real Estate Co., Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2022
           File No. 001-33863

Dear Yong Zhang:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Disclosure Review Program

cc: Haoze Zheng